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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Mohawk Industries, Inc.
(Name of Issuer)
Shares of Common Stock, par value $.01 per share
(Title of Class of Securities)
608190104
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	608190104

1	NAMES OF REPORTING PERSONS Blavin & Company, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		3,680,080

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,680,080

WITH:	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,680,080

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
**SEE ITEM 4(B)

CUSIP No.	608190104

1	NAMES OF REPORTING PERSONS Paul W. Blavin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S. Citizen

	5	SOLE VOTING POWER

NUMBER OF		3,680,080

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,680,080

WITH:	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,680,080

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
**SEE ITEM 4(B)

CUSIP No.	608190104

1	NAMES OF REPORTING PERSONS Michael Spalter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S. Citizen

	5	SOLE VOTING POWER

NUMBER OF		3,680,080

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,680,080

WITH:	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,680,080

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
**SEE ITEM 4(B)

SCHEDULE 13G
This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Blavin & Company, Inc., a Delaware corporation (“BCI”), Mr. Paul W. Blavin and Mr. Michael Spalter, the principals of BCI, relating to shares of Common Stock of Mohawk Industries, Inc., a Delaware corporation (the “Issuer”).
This Schedule 13G relates to shares of Common Stock of the Issuer purchased by BCI for the account of six institutional clients for which BCI acts as investment adviser.

Item 1(a)	Name of Issuer.
Mohawk Industries, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.
P.O. Box 12069
160 South Industrial Blvd. Calhoun, GA 30701

Item 2(a)	Name of Person Filing.
Blavin & Company, Inc. (“BCI”), Paul W. Blavin, and Michael Spalter as principals for BCI.

Item 2(b)	Address of Principal Business Office.
7025 N. Scottsdale Road, Suite 230, Scottsdale, Arizona 85253.

Item 2(c)	Place of Organization.
BCI is a corporation organized under the laws of the State of Delaware. Paul W. Blavin and Michael Spalter are the principals of BCI and are United States citizens.

Item 2(d)	Title of Class of Securities.
Common Stock, par value $.01 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.
608190104

Item 3	Reporting Person.
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).The person filing is not listed in Items 3(a) through 3(j).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
(e)	☑ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(ii)(F).
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813.
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4	Ownership.
(a) BCI, Mr. Blavin, and Mr. Spalter may be deemed to be the beneficial owners of 5.4% shares of Common Stock.
(b) BCI, Mr. Blavin and Mr. Spalter may be deemed to be the beneficial owners of 5.4% of the outstanding shares of Common Stock. This percentage is determined by dividing 3,680,080 (shares owned by BCI as of December 31, 2007) by 68,339,814, the number of shares of Common Stock issued and outstanding, as reported in the Issuer’s 10-Q/A filed November 7, 2007.
(c) BCI has the sole power to vote and dispose of the 3,680,080 shares of Common Stock deemed to be beneficially owned by it. As the principals of BCI, Mr. Blavin and Mr. Spalter may direct the vote and disposition of the 3,680,080 shares of Common Stock deemed to be beneficially owned by BCI.

Item 5	Ownership of Five Percent or Less of a Class.
Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
All securities reported in this schedule are owned by advisory clients of BCI. To the knowledge of BCI, no one advisory client owns more than 5% of the Common Stock.

Item 8	Identification and Classification of Members of the Group.
Inapplicable.

Item 9	Notice of Dissolution of Group.
Inapplicable.

Item 10	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1
Joint Filing Agreement dated February 14, 2008, between BCI, Paul W. Blavin and Michael Spalter.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008	BLAVIN & COMPANY, INC.

	By:	/s/ Paul Blavin

Paul W. Blavin
Chairman and Chief Executive Officer

/s/ Paul Blavin

Paul W. Blavin

/s/ Michael Spalter

Michael Spalter

EXHIBIT 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, par value $.01 per share, of Mohawk Industries, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 14, 2008.

BLAVIN & COMPANY, INC.

By:	/s/ Paul Blavin

Paul W. Blavin
Chairman and Chief Executive Officer

/s/ Paul Blavin

Paul W. Blavin

/s/ Michael Spalter

Michael Spalter